EXHIBIT 10.1

SUMMARY DESCRIPTION OF THE
PORTLAND GENERAL ELECTRIC COMPANY
2005 ANNUAL CASH INCENTIVE PLAN

Plan Administration

The 2005 Annual Cash Incentive Plan (Plan) is administered by the President and Chief Executive Officer (CEO) of Portland General Electric Company (PGE, or the Company). The CEO may alter policies and rules for the proper and effective administration of the Plan. Changes in Plan operations and funding levels require the approval of the Board of Directors of PGE (Board). Such changes may alter any participant's right to an unpaid award.

Eligibility

- The CEO is automatically eligible to participate.

- The CEO approves participants annually. Participants must be current employees of the Company. Participants should have a direct, significant, and measurable impact on the attainment of the Company's growth and profitability objectives. Participants may be added during the year at the discretion of the CEO. The CEO is not bound by selections made for prior years.

- Participants are not eligible to participate in any other annual incentive plan of the Company without the specific approval of the CEO.

Allocation and Determination of Awards

Each year, the Compensation Committee of the Board of Directors of PGE (Compensation Committee) determines the CEO's target award opportunity. The CEO determines the target award opportunity for each other participant, subject to approval by the Compensation Committee. Awards are based upon pre-established annual strategic and individual performance goals established by the Compensation Committee. Cash awards are calculated by multiplying the participant's base salary paid for the year by the product of the target award opportunity (expressed as a percentage of base salary), incentive performance rating percentage and a percentage based upon net income, normalized for non-routine items. The Compensation Committee approves the incentive performance rating percentage and sets the net income target.

However, if the Compensation Committee determines at any time during the year that the established net income measure is no longer suitable to Company objectives due to a change in the Company's business, operations, corporate structure, capital structure, or other conditions deemed by the Compensation Committee to be material, the Compensation Committee has the discretion to modify that objective.

Such modifications, as well as final corporate funding levels, may alter or affect any participant's right to an unpaid award.

Payment of Awards Earned

- Awards will be paid as soon as administratively possible following the close of the year. Cash payments may be deferred pursuant to the Company's deferred compensation plans, if eligible.

- The amount of award payment is dependent upon funding levels approved by the Board.

Termination of Employment

In the event of a participant's retirement, death, disability, or termination prior to award payment, the participant will forfeit all rights to any award.

Amendment, Suspension, or Termination of the Plan

- The Board may amend, suspend, or terminate the Plan at any time.

- The Board may amend, suspend, or terminate any or all unpaid awards under the Plan upon a finding of current or threatened financial hardship for the Company, which shall be final and binding upon all participants.

- If the sale of PGE is approved and completed, the dates, actions and incentive plans may change. Human Resources will notify participants of any changes.